March 1, 2016

VIA EDGAR

Office of Filings, Information & Consumer Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Schedule TO Filings on December 21, 2015 by:

Eaton Vance California Municipal Income Trust (SEC File No. 005-81431);

Eaton Vance Massachusetts Municipal Income Trust (SEC File No. 005-84584);

Eaton Vance Michigan Municipal Income Trust (SEC File No. 005-84098);

Eaton Vance Municipal Income Trust (SEC File No. 005-84586);

Eaton Vance New Jersey Municipal Income Trust (SEC File No. 005-84590);

Eaton Vance New York Municipal Income Trust (SEC File No. 005-84587);

Eaton Vance Ohio Municipal Income Trust (SEC File No. 005-84593); and

Eaton Vance Pennsylvania Municipal Income Trust (SEC File No. 005-84416)

(each a “Fund”, collectively the “Funds”)

Dear Ladies and Gentlemen:

Set forth below is our response to comment provided by Jay Williamson, of the Staff of the Division of Investment Management of the Commission (the “Staff”), to the undersigned via telephone on February 11, 2016 with respect to the Schedule TOs filed by the Funds with the Securities and Exchange Commission (the “Commission”) on December 21, 2015 (collectively the “Schedule TO”).  Mr. Williamson requested that the Funds respond to the comment by submitting a correspondence to the Staff.  The comment and response thereto are as follows:

Comment:

A tender offer may only be subject to conditions described with reasonable specificity, capable of objective verification and outside the Funds’ control.  The press release included in the Schedule TO amendment filed with the Commission by the Funds on February 4, 2016, included a statement that each Fund’s tender offer is “conditional upon the Fund’s issuance of new preferred shares on terms satisfactory to the Fund”, which appears to be a subjective condition within the Fund’s control.  For each material condition to the issuance of new preferred shares, please tell the Staff what the conditions are, how they may be satisfied and what actions the Fund has taken to ensure each condition has been satisfied.  In future Schedule TOs, please ensure any conditions are consistent with these comments.

Response:

The Funds’ Offers to Purchase filed with the Schedule TO contained a description of the following conditions to the issuance of new preferred shares: (1) the new preferred shares be issued with an aggregate liquidation preference at least equal to the aggregate liquidation preference of the tendered

Securities and Exchange Commission

March 1, 2016

Preferred Shares (as such term is defined in the Offer to Purchase) (or, for Eaton Vance Municipal Income Trust, the aggregate liquidation preference of tendered Preferred Shares after the limited reduction in its leverage as described in the Offer to Purchase); (2) the receipt of certain minimum ratings on the new preferred shares from rating agencies; (3) the receipt of a tax opinion by the purchasers regarding the tax treatment of dividends paid on the new preferred shares; and (4) satisfaction of a certain minimum asset coverage ratio by the Fund.  The Offer to Purchase did not contain a reference to “terms satisfactory to the Fund.”  The inclusion of that statement in the press release was intended to be a reference to the conditions set forth in the Offer to Purchase, not an independent, subjective condition.  In connection with the completion of each Fund’s tender offer on February 26, 2016: (i) the Fund issued new preferred shares as contemplated in the Offer to Purchase; (ii) the new preferred shares were rated as required; (iii) a tax opinion was obtained regarding the tax treatment of dividends paid on the new preferred shares; and (iv) the Fund met the applicable minimum asset coverage ratio.

In future Schedule TOs, the Funds ensure any conditions are consistent with this comment.

Tandy Representation:

The Funds are responsible for the adequacy and accuracy of the disclosure in each respective filing.  Further, the Funds recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the filings.  Lastly, the Funds acknowledge that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws.

If you have any questions concerning the foregoing responses, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma, Esq.

Vice President